[letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2011	rpomerenk@luselaw.com

June 29, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Financial Bancorp, Inc.:
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of United Financial Bancorp, Inc., a Maryland corporation (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $10,560 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the mutual-to-stock conversion of United Mutual Holding Company (the “MHC”). The MHC is the majority owner of United Financial Bancorp, Inc, a federal corporation (the “Federal Corporation”). Immediately upon the completion of the conversion and offering, that Federal Corporation will cease to exist, and the Registrant will succeed to all of the assets and liabilities of that corporation. The Registration Statement contains two prospectuses. The first prospectus relates to the sale of the Registrant’s common stock to eligible depositors pursuant to the MHC’s plan of conversion. The second prospectus relates to the exchange of shares of the Federal Corporation to the Federal Corporation’s existing stockholders for shares of the Registrant in connection with the conversion.

Securities and Exchange Commission

June 29, 2007

If you have any questions or comments, please contact the undersigned at (202) 274-2011.

Very truly yours,

/s/ Robert B. Pomerenk
Robert B. Pomerenk

Enclosures

cc:	Richard B. Collins, President and

    Chief Executive Officer